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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                   HALLWOOD CONSOLIDATED RESOURCES CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    40636V208
                                 (CUSIP Number)


                  LYNN BUHLER, ESQ., C/O Glankler Brown, PLLC,
                    1700 One Commerce Sq., Memphis, TN 38103
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 31, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 40636V208                                            PAGE 2 OF 4 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             William Baxter Lee, III

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)[ ]
                                                                          (b)[ ]
             N/A

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

             PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT        [ ]
    TO ITEMS 2(d) OR 2(e)

             N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7.       SOLE VOTING POWER                           292,800

    8.       SHARED VOTING POWER                             -0-

    9.       SOLE DISPOSITIVE POWER                      292,800

    10.      SHARED DISPOSITIVE POWER                        -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             292,800

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

             N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Approximately 9.8%

14. TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D

CUSIP NO. 40636V208                                            PAGE 3 OF 4 PAGES

ITEM 1. SECURITY AND ISSUER

      No amendment.

ITEM 2. IDENTITY AND BACKGROUND

      No amendment.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person purchased 95,004 shares of the Issuer's common stock through brokers in open market transactions. On June 30, 1997, the 95,004 shares so purchased constituted approximately 9.6% of the Issuer's outstanding shares of common stock.

         In August 1997, the Issuer declared a 3-for-1 stock split. As a result of the stock split and additional open-market purchases of approximately 7,000 shares, the Reporting Person's total holdings increased to 292,800, which constitutes approximately 9.8% of the Issuer's 2,977,254 outstanding shares of common stock.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Person acquired the securities for investment purposes. The Reporting Person will review and consider his plans and objectives with respect to the securities. Depending on market and economic conditions, the performance of the Issuer, as well as personal circumstances and investment objectives, the Reporting Person may, from time to time, buy additional securities, dispose of some or all of the securities, or continue to hold the securities; the Reporting Person may also consider plans or proposals that relate to or would result in any of the actions enumerated in subsections (b) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER

      (a) The aggregate number of shares of common stock of the Issuer beneficially owned by the Reporting Person is 292,800, which shares constitute approximately 9.8% of the shares outstanding, based on the Issuer's most recent 10Q.

      (b) The Reporting Person has sole power to vote and dispose of the 292,800 shares.

      (c) Transactions effected by the Reporting Person during the past sixty days. The transaction was effected through a broker on the open market.


            Date              Shares Bought (Sold)              Price Per Share
            ----              --------------------              ---------------
            10/28/97                  3,500                     $24.65


      (d)   No amendment.

                                  SCHEDULE 13D

CUSIP NO. 40636V208                                           PAGE 4 OF 4 PAGES

         (e)      No amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         EQUITY HOLDER RELATIONSHIPS WITH AFFILIATES. The Reporting Person owns and holds voting and dispositive power over the equity securities of certain entities affiliated with the Issuer.

         The Hallwood Group, Inc. ("HWG") is the general partner of Hallwood Energy Partners, L.P. ("HEP").

         The Reporting Person owns 59,000 shares (approximately 4.7%) of the outstanding common stock of HWG.

         The Reporting Person owns 707,000 units (approximately 7.1%) of HEP's outstanding Class A limited partnership interests and 37,000 units (approximately 5.6%) of HEP's outstanding Class C units.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: November 24, 1997                           /s/ William Baxter Lee, III
                                                  -----------------------------
                                                  Signature

                                                  William Baxter Lee, III